OUR BOND

Using AI to democratize personal security


Forbes
DAILY COVER | Sep 11, 2020,05:31pm EDT
...Betting His Own Money To Democratize Personal Security And Peace Of Mind

ourbond.com New York, NY

Repeat Founder

Highlights

1. Opportunity: Pioneering transformation of a $438B personal security market with AI-powered platform
2. Hypergrowth: Revenue grew 5.2x to $7.2M in 2023
3. Momentum: Customers include some of the largest companies in the world, cities, and universities
4. Defensible: ~$100M + hundreds of engineering years invested make the Bond platform very hard to copy
5. Inflection: Signed deal with a global brand that aims to offer Bond to its ~200M customers worldwide
6. Proven: More than 1M services delivered, including emergencies and lifesaving situations
7. Competence: Serial entrepreneur Founder/CEO sold prior two tech companies for a combined ~$900M
8. Capital Base: Existing investors include prominent venture capital firms and multiple billionaires

Featured Investor

Adam Draizin
Syndicate Lead

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Invested $365,530

"I have known Doron for nearly 30 years, since we met in our daily first year Business School study group. I have known Doron to be a born leader and trailblazer. I have successfully bet on his success before, and I am doing it again. With Bond, Doron is creating a new market with an innovative AI-powered platform that revolutionizes personal security and safety. The opportunity could be the next Unicorn. If corporations, governments and consumers value the dynamic offering that Bond provides, Doron is the leader who can build the team and business to make it happen and scale. Doron is a

leader I trust and believe in."

Our Team



Doron Kempel CEO

Successful serial entrepreneur whose prior two startups were acquired for a combined value of ~$900,000,000. A former elite special ops commander, Doron advises leaders and heads of state on personal and national security. He holds an MBA from Harvard.



Joe DeSalvo Global Head of Security and Professional Security Consulting Services

More than 20 years of experience in corporate security and investigations. Former Chief Security Officer of Blackstone, Charles Schwab & Co. and other corporations. Former FBI Special Agent, and United States Army veteran. Joe is an MBA graduate.



Hezi Sayer Head of Engineering Operations

Hezi has 20 years of experience innovating in the fields of software development, data security and AI. Held positions at technology giants like Hewlett Packard and Micro Focus, as well as numerous startups. Hezi has a BCS in Computer Science.



Mark Sullivan Security Advisor

22nd Director of the U.S. Secret Service. 30-year career in the Secret Service.



John Pistole Security Advisor

Former Deputy Director of the FBI. Former Head of TSA.



Rich Staropoli Security Advisor

Chief Information Officer for the U.S. Department of Homeland Security. Former U.S. Secret Service Special Agent on the Presidential Protective Division. Former CISO, Fortress Investment Group.



Lt. Gen. Jason T. Evans Security Advisor

Lieutenant General U.S Military (retired). Has almost four decades of distinguished service across numerous positions and theaters.



Raymond Kelly Security Advisor

Former Commissioner of the New York Police Department, and the longest serving commissioner in NYPD history. Kelly started the first-ever municipal-level counterterrorism unit. He previously chaired the Executive Committee of Interpol.



Kathleen O'Toole Security Advisor

Served as the Boston Police Commissioner, Seattle Chief of Police, Lieutenant Colonel overseeing Special Operations in the Massachusetts State Police, and Massachusetts Secretary of Public Safety.

Revenue grew 5.2x to $7.2M in 2023; the largest corporations in the world are adopting Bond for their Employees




AI-Powered Preventative Personal Security for All
Hi Lisa,
bond

Status Statement

With 2023 revenue of $7.2M, Bond grew 5.2x year over year and has some of the largest global corporations in the world as its customers. Bond is addressing a $438 billion market with its cutting-edge technologies and AI platform. Already backed by over $100M from leading venture capital firms, Bond is entering a hyper-growth phase and is hereby inviting its members to participate early in the Bond mission and potential financial benefits. Bond is proven and saves lives. We believe that Bond is the first and only company offering pre-emergency, preventative 24/7 personal security and peace of mind service that's effective, affordable and preserves privacy.

As seen on:

The Problem: Too Early Until It's Too Late To Dial 911






TOO EARLY
TO DIAL
911...

Everyone has experienced a time when they or someone they love were in a situation that made them feel uncomfortable, unsafe or even scared. One of the most common examples of this is walking alone at night - according to a Gallup poll, 40% of Americans - that's approximately 140M Americans - say that they do not feel safe when they walk alone at night. If each one of them feels this way once per week, that equates to 7.28 billion cases whereby Americans - we, our loved ones - feel unsafe.

Let's take one of those situations: Rachel is 24, wants to prove herself, and leaves the Manhattan office building at 7pm. As she leaves the building daily, she has a 5-minute walk - to her car, at an economical parking lot, to the subway, or home. As she starts her daily walk, she feels uncomfortable, and even afraid. However, this is not a legitimate 911 emergency situation: it is too early to dial 911. Should Rachel find herself confronting a man with criminal intentions in the parking lot, it is most likely too late to complete a 911 call. The perpetrator is likely seconds away, and Rachel will not complete dialing 911 and likely will not have the required training and presence of mind to push a panic button.



This is a **personal security and peace of mind gap** that troubles billions of people globally: they are in situations that cause them fear, but don't justify a 911 call. A painful minority of those situations will result in traumatic or terminal outcomes whereby the individual is unable to complete a 911 call.


According to the Bureau of Justice, approximately **500,000 women are raped** each year in the United States.
...UNTIL IT'S TOO LATE TO DIAL 911

A second category are the times when you or someone you love finds themselves alone in the vicinity of a stranger, such as when you are a passenger in a ridesharing vehicle or home with a lone worker such as repair personnel, homecare nurse, maintenance or salesperson.

A third category of pre-911 situations that worries parents is when the children are not under their direct supervision. The parents are then concerned and use a variety of free apps that all show the location of the child. However, should the child not respond to the parent - just knowing where s/he is doesn't satisfy the parents because we don't know if the child is okay, and there's nothing we can do to verify and/or help the child, who may be 30 minutes away. Clearly, this too is not a 911 situation because the parents have no proof that an emergency has occurred.

In all these pre-911 situations, what humans instinctively want is somebody professional to look after them. Yet, no company that we are aware of offers such pre-emergency 911 preventative security service. Further, U.S. regulators estimate as many as 10,000 lives could be saved each year if the 911 emergency dispatching system were able to get to callers one minute faster. Better technology would be especially helpful, regulators say, when a caller can't speak or identify his or her location [**WSJ**].


The Solution:
A new paradigm of Preventative Personal Security
bond
9:41
DASHBOARD
LOCATION SERVICES
Hi Lisa,
in New York, NY
VIEW
PREVENTATIVE SERVICES
Ready An Agent
Track Me On The Go
Send Me A Car
Roadside Assistance
Video Monitor Me
Security Check
Telemedicine
Bodyguard
SECURITY AGENT
Chat
Call
Video
URGENT SERVICES
SOS
DIAL 911
SIREN

The Bond Solution


Former Head of
U.S. Secret Service
Mark J. Sullivan
"Bond is a revolutionary personal security solution."

Think of Bond as Your Personal Security Companion. Once activated, The Bond Preventative Personal Security Platform looks after you electronically (via its integrated AI platform) or with the support of its 24/7 live Personal Security Agents, who are in Bond Command Centers and respond in seconds. Bond is accessible via phone app, and also offers 14 distinct services that allow Bond members to choose when and how Bond will keep them secure while preserving their privacy 100%.


HOW BOND WORKS
Tap a button to connect with a trained security agent
Download the Bond app and create an account
A trained security agent will assist you and be a calm voice of reason
Hi Mark,

This is how Bond fills a very real personal security gap between “code green” situations when everything is fine, and “code red” when it’s already too late.

This Bond member is using Security Check as she walks her dog.


Security Check
Schedule Bond to check on me or someone else

The Technology Platform:

Bond pioneered a remarkably versatile AI-powered technology platform that combines:

- Threat and anomaly detection integrating multiple signals and patterns that are monitored in real time
- Location accuracy
- Automation of multifaceted mission-critical response protocols well beyond what human response time and precision allow
- Rapid activation, guidance, and quality controls of human response by either Bond Personal Security Agents in Bond's fully automated Command Centers, as well as first responders and other forces in the vicinity of the event
- Integrated versatile communication modalities and redundancies among all parties involved in real time: member, Bond, first responders, and beyond
- Bond's unprecedented ability to respond to end-users on average within 4 seconds is a combination of technological and operational innovation. Bond accomplishes this key competence while maintaining a low cost and low count of full-time employee headcount.
- This includes part-time Bond Personal Security Agents who are fully trained by Bond, who are on various levels of alert, and who are able to fill anticipated or emerging coverage needs or gaps. This is an economical way to deliver high quality in seconds, without suffering high fixed costs and the low utilization rates that old fashioned call centers suffer from. Clearly, data analytics and AI are at the heart of this innovation. However, this also involves innovative employment schemes.
- Highly-innovative data privacy and data security technologies and processes

The technology resides on the phones of end users, in the fully-automated Bond Command Centers around the world and in the cloud.

For example, if the Track Me On The Go service is activated, the Bond member (or their parent) first enters their destination and mode of transit (walking, driving, ride-sharing, train, etc.), and the Bond AI system will then monitor their progress and detect anomalies.


BOND MONITORING DAUGHTER
Track Me On The Go
Track me until I reach my destination

Should an anomaly be detected (route, speed, or other indicators), Bond will check with the member that they're okay, potentially calm them down, guide them, deescalate a situation and even deter unwanted company. Should the situation escalate to an emergency, Bond will orchestrate help from the appropriate first responders and other available local resources.

In the US and in 28 countries, Bond's proprietary technology network enables us to contact the closest first responders to the Bond member, reducing the time it takes to receive service. This is significant, because U.S. regulators estimate as many as 10,000 lives could be saved each year if the 911 emergency dispatching system were able to get to callers one minute faster. Better technology would be especially helpful, regulators say, when a caller can't speak or identify his or her location [WSJ]. Bond Command Centers address this need further by having access to translators in approximately 300 languages.

Our ability to leverage such precise connectivity to first responders in the US and globally is part of what sets our platform apart.

Bond is advised by the foremost security experts globally: former heads of US Secret Service, FBI, major metropolitan police chiefs around the world, heads of military special operations units, etc. They continue to help us identify the trends and missing links within personal security and define our solution to meet it.


BOND SECURITY ADVISORS
Bond is advised by the foremost global experts on Executive Protection, Guarding and Security
Mark J. Sullivan
Former Director, U.S. Secret Service
John Pistole
Former Deputy Director, FBI and Former Administrator, TSA, and President, Anderson University (IN)
Lt. Gen. Jason T. Evans
3-Star General, United States Army (Ret.)
Raymond Kelly
Former NYPD Commissioner
Richard Staropoli
Former CIO, Department of Homeland Security, Former Special Agent, U.S. Secret Service
Kathleen O'Toole
Former Chief of Police, Seattle and Former Police Commissioner, Boston
Ed Davis
Former Police Commissioner of the Boston Police Department
Sir George Hamilton
Former Chief Constable of the Police Service of Northern Ireland
Chiko Scozzafava
Former Special Agent, U.S. Secret Service
Eytan Ben David
Former Head of Israeli Government's VIP/ Dignitaries Protection Unit
Prefet (hon) Gilles Leclair
Former Special Advisor for Homeland Security, Police Expert for France and EU in the field of Organized crime and Counter-Terrorism
Philippe Devred
Commander of French Counter Terrorism Coordination Unit

Market and Traction

Bond: Revolutionizing Personal Security

The personal security market is set to explode, reaching $338.23 billion by 2030 (Source). People increasingly seek proactive solutions to stay safe, creating a massive opportunity for Bond's unique approach.


bond
The private security market by 2030
$438B

Bond customers include

- One of the top three largest corporations in the world
- One of the top three largest smartphone vendors in the world
- One of the top three largest credit card companies in the world
- One of the top three largest sports apparel companies in the world
- One of the top three largest homecare providers in the world
- One of the top three television sports networks in the world
- One of the top three gig/freelance labor companies in the world
- As well as cities and universities

This list of leading institutions, who have all chosen Bond on behalf of their thousands of people are adopting and setting Bond as a new standard of care for employees, residents, students and family members.

Most recently, Bond has recently entered into an agreement with one of the most respected and successful consumer brands in the world whereby it will subsidize and resell the Bond services to its ~200 million world users .

Why Bond?

- New tier of preventative pre-emergency personal security: Unlike traditional apps, Bond looks after its members preventatively before an emergency, can detect a threat and intervene before it's too late, enhancing the likelihood of positive outcomes.
- AI powered technology platform: Enables massive scalability, reliability and affordability.
- Trained Bond security agents respond in seconds: Connect with real, trained security agents 24/7 via chat, phone, or video. They'll de-escalate situations, offer guidance, and coordinate help if needed.
- More than just reactive: Bond offers proactive services to look after you like video monitoring, monitoring your route, scheduling security checks for you and your loved ones, putting security agents on standby and emergency response coordination, giving you multiple layers of security and peace of mind in 28 countries and growing.
- Relevant for everyone: Whether you're an individual, a family, a company, a city, or an organization, Bond protects the ones you care about.


ENHANCE YOUR SECURITY WITH BOND
24/7 SECURITY IN SECONDS
Our trained security agents are available anytime, anywhere
CONNECT ON YOUR TERMS
Seamlessly connect with an agent in the way you feel most comfortable
TAILORED SECURITY SOLUTIONS
Bond offers a diverse range of services to address your specific needs
PRIVACY IS PARAMOUNT
Bond never shares your information with third parties (unless an emergency selectively requires so)
bond
KEY FEATURES AND PRIVACY GUARANTEE

Other Services


OTHER SERVICES


Air Guardian First Responder Drone
Executive Protection and Guarding
Consulting and Special Services

1. Air Guardian First Responder Drone Service: Bond developed an innovative service that is intended to expedite a response. The specialty drone (with megaphone, spot light, night/day camera, parachute and redundant telecommunications capabilities) is operated by Bond personnel and can be activated to reach a location where an end-user requires assistance. Bond can activate the drone on behalf of its members (to look after them, to deter unwanted company and to help point arriving first responders to the exact location of the individual in need). Another mode of operation is to operate the drone on behalf of local first responders. The service has already been operational for two years in Coral Gables, FL.


Overview of the Bond Air Guardian Program
Bond Personal Security
02:30
vimeo


Bond Air Guardian Featured on NBC 6 Miami
Bond Personal Security
GABLES USING DRONES TO RESPOND TO 911 CALLS
01:32
vimeo

2. Executive Protection & Guarding: Bond is addressing a quality gap in the market whereby guarding services lack adequate quality controls. Bond balances decorum and diligence by utilizing its technologies and command centers in order to monitor guards 24/7. Bond handles Executive Protection (bodyguards) and guard requirements of some of the most affluent families in the US as well as corporations.

3. Bond Consulting & Special Services are offered to corporations and families/individuals. Bond leverages its in-house knowhow and network of best-in-breed solution partners in order to orchestrate the assessment, design, deployment and day-to-day management of various security solutions and projects: threat detection, alarm systems, investigations, Executive Protection abroad and in the USA, Guarding, and more.

While Bond's AI Powered Preventative Personal Security platform is the core Bond offering, Bond's growth includes these three synergistic services that have incremental potential.


Invest in Bond.
Invest in peace of mind.
bond